April 6, 2016

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Molson Coors Brewing Company
Form 10-K for the Year Ended December 31, 2015
Filed February 11, 2016
File No. 001-14829

Dear Mr. Decker:

Pursuant to a conversation yesterday between the undersigned of Molson Coors Brewing Company (the “Company”) and Joanna Lam of the Staff of the Securities and Exchange Commission, the Company hereby confirms that it will respond to the Staff’s comment letter dated March 28, 2016 no later than April 15, 2016.

Respectfully submitted,

/s/ Eric Gunning
Eric Gunning
Associate General Counsel and Assistant Secretary

Molson Coors Brewing Company

1801 California Street Suite 4600 • Denver, Colorado • 80202 • USA

Tel. (303) 927-2416

MOLSON is a registered trademark of Molson Canada 2005, used under license. COORS is a registered trademark of Coors Brewing Company, used under license.